UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2002

Commission file number: 0-30524

Industriförvaltnings AB Kinnevik

(*Exact name of Registrant as specified in its charter*)

Kinnevik Industrial Management Corporation
(Translation of Registrant's name into English)

SWEDEN
(Jurisdiction of incorporation or organization)

Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X. . . .

CRGH

Industriförvaltnings AB
Kinnevik

Skeppsbron 18
Box 2094, S-103 13 Stockholm
Phone +46-8-562 000 00

Publ Registration No. 556001-9035
Registered office Fagersta
Fax +46-8-20 37 74

PRESS RELEASE

Kinnevik sells forests and sawmill to Sveaskog

Industriförvaltnings AB Kinnevik ("Kinnevik") today announced that is has reached an agreement with Sveaskog on selling 200 000 hectares forestland, corresponding to 1/3 of Korsnäs forest as well as the sawmill operation within Korsnäs. The deal is expected to be completed during the latter part of August.
Agreement has been reached between Korsnäs and Sveaskog that will secure the supply of raw material to equivalent production volume.

Over the years, Korsnäs AB has been over capitalized and has had the advantage of additional stability through exceptionally large shareholders' equity, and a very large holding of forestland. Thereby, the company has carried lower interest costs than the industry average and has also benefited from profits from its forestry holdings. Korsnäs AB shall be one of the world's most efficient paper producers in the future without these advantages, showing stable profits regardless of upswings and downturns in the economy.

The Kinnevik sale of these assets is to be seen as a step towards a modernization of Korsnäs that requires higher return on capital and through which, capital is made available for investments with greater rate of return. The price is estimated to a total of MSEK 2 060 and the capital gain to MSEK 750, assumed that prior write-ups are split equally over the forestland.

Stockholm June 19, 2002

INDUSTRIFÖRVALTNINGS AB KINNEVIK

For further information:
Vigo Carlund, CEO, Industriförvaltnings AB Kinnevik, +46 8 562 000 00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIFÖRVALTNINGS AB KINNEVIK

By: [signature]
Name:
Title:

Date: June 19, 2002